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                   [MANATT PHELPS & PHILLIPS, LLP LETTERHEAD]



                                                        Allen Z. Sussman
                                                  Direct Dial: (310) 312-4254


December 27, 1996


VIA EDGAR

                                                            File No. 11836-031


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:  Withdrawal of Registration on Form 8-A of
             Transcrypt International, Inc. (the "Company")
             Pursuant to Section 12(g) of the Securities Exchange Act of 1934 (File No. 0-21681)


Dear Sir or Madame:

        This is to request that the above-referenced Registration Statement on Form 8-A be withdrawn prior to it becoming effective pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). The withdrawal is requested because the Company's recently filed Registration Statement on Form S-1, File No. 333-14351, is not expected to become effective prior to the date of automatic effectiveness of the Form 8-A, and the Company does not wish to register its securities under the 1934 Act until its Form S-1 becomes effective. The Company intends to file in the near future a new Registration Statement on Form 8-A in connection with its planned public offering.

        If you have any questions, please contact the undersigned at
(310) 312-4254.


                                          Sincerely,


                                          /s/ Allen Z. Sussman
                                          ----------------------------------
                                              Allen Z. Sussman
                                              Manatt, Phelps & Phillips, LLP


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